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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            ------------------------

                             THE TURNER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             THE TURNER CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
    SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   900273103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ELLIS T. GRAVETTE, JR.
                             THE TURNER CORPORATION
                               375 HUDSON STREET
                            NEW YORK, NEW YORK 10014
                                 (212) 229-6450
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                           KENNETH R. BLACKMAN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Turner Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 375 Hudson Street, New York, New York 10014. The title of the classes of equity securities to which this Statement relates is the Company's common stock, par value $1.00 per share (the "Common Stock"), the Company's Series C 8 1/2% Convertible Preference Stock, par value $1.00 per share (the "Series C Preferred"), and the Company's Series D 8 1/2% Convertible Preference Stock, par value $1.00 per share (the "Series D Preferred" and, together with the Series C Preferred, the "Preferred Stock" and together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Beta Acquisition Corp., a Delaware corporation (the "Offeror"), which is a wholly owned indirect subsidiary of HOCHTIEF AG, a German corporation (the "Parent"). The tender offer by the Offeror is being made pursuant to a Tender Offer Statement on Schedule 14D-1, dated August 20, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding shares of Common Stock, at a price of $28.625 per share, net to the seller in cash, without interest, including the associated rights issued pursuant to the Rights Agreement dated as of September 21, 1998, between the Company and First Chicago Trust Company of New York as rights agent of the Company. The tender offer is being made upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 20, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Offer to Purchase also includes an offer to purchase the Preferred Stock for an amount in cash per share equal to $28.625 multiplied by the number of shares of Common Stock issuable upon conversion of the Preferred Stock.

     As set forth in the Schedule 14D-1, the principal executive offices of the Offeror are located at Opernplatz 2, 45128 Essen, Germany.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 16, 1999 (the "Merger Agreement"), among the Company, Parent and the Offeror. Pursuant to the terms of the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Offeror will be merged with and into the Company (the "Merger"), the separate existence of the Offeror will cease and the Company will continue as the surviving corporation following the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock or Preferred Stock (other than shares held in the treasury of the Company, shares owned by any subsidiary of the Company, shares owned by the Offeror or Parent or shares with respect to which appraisal rights are properly exercised under the DGCL (the "Dissenting Shares")) will be converted into and represent the right to receive, in the case of the Common Stock, the price per share paid in the Offer for the Common Stock and in the case of the Preferred Stock, the price per share paid in the Offer for the Preferred Stock, in each case in cash without interest. The Merger Agreement is summarized in Item 3(b). A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(i) Certain arrangements with its Executive Officers, Directors and its Affiliates.

     1. Proxy Statement Disclosures

     Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on pages 1-14 of the Company's proxy statement relating to the annual meeting of the Company's stockholders held on May 7, 1999 (the "1999 Proxy Statement") in the

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sections, "Election of Directors," "Remuneration of Executive Officers," "Change
in Control Arrangements," "Retirement Plans," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report." Pages 1-14 of the 1999 Proxy Statement are filed as Exhibit 2 hereto and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

     2. Employment Agreements with Thomas C. Leppert

     Effective June 9, 1999, the Company entered into two employment agreements with Thomas C. Leppert.

     Under the first of these agreements, Mr. Leppert agreed to serve as the Vice Chairman of the Company's Board of Directors (the "Board") through September 30, 1999. This agreement provides for a monthly base salary of $5,000, for the award, without further payment, of 150,000 restricted stock units (representing 150,000 shares of Common Stock), and for the award of options to acquire 150,000 shares of Common Stock at $17.375 per share. On June 9, 1999, the day these agreements were entered into, the closing price for the Common Stock as quoted on the New York Stock Exchange (the "NYSE") was $17.375 per share. The restricted stock units and the options granted to Mr. Leppert will fully vest and be cashed out in connection with the Offer unless Offeror makes available a mechanism to provide for the exercise of these restricted stock units and options which does not prejudice Mr. Leppert with respect to economics or the risk of holding Common Stock (the "Cash-Out Alternative"). If the Cash-Out Alternative is available, Offeror may in its discretion require Mr. Leppert to exercise and tender his options and restricted stock units in lieu of a cash out.

     Under the second of these agreements, Mr. Leppert agreed to serve as Chairman of the Board from October 1, 1999 through December 31, 2003. This agreement provides for an annual base salary of $850,000, for a signing bonus of $750,000, and for participation in the Company's incentive and other employee benefit plans (with a guaranteed incentive award of at least $550,000 for each year of the term).

     Both of these agreements provide for severance payments to be made to Mr. Leppert in connection with a qualifying termination of his employment following a change of control of the Company. In general, these agreements provide that, in the event of termination of his employment following a change of control, Mr. Leppert will be entitled to receive, among other things (1) a lump sum payment equal to three times (x) his annual base salary plus (y) the bonus received for the immediately preceding twelve month operating period (but not less than $550,000), (2) full vesting of any unvested equity awards, and (3) continued eligibility for certain employee welfare benefits. Consummation of the Offer or the Merger would constitute a change of control for this purpose.

     The employment agreements and related restricted stock and option agreements between the Company and Thomas C. Leppert are filed as Exhibits 5, 6, 7, 8 and 9 hereto and are incorporated herein by reference.

     3. Change of Control Arrangements

     The Company or its subsidiaries have entered into change of control agreements with all of their executive officers (other than Mr. Leppert and Ellis T. Gravette, Jr., Chairman and Chief Executive Officer) and certain employees of the Company or its subsidiaries. These agreements expire on November 25, 2000 and will be automatically extended for one year each on each November 25 thereafter unless the Company shall have given written notice to the executive at least ninety days prior to the expiration date. They provide that, in the event of a qualifying termination of employment following a change of control of the Company, the executive will be entitled to receive (1) a lump sum payment equal to 2.99 years (in the case of 13 senior executives) or one year (in the case of 65 other executives) of compensation, (2) a lump sum payment equal to the executive's average bonus, and (3) continued eligibility for certain employee welfare benefits. Consummation of the Offer or the Merger would constitute a change of control for this purpose.

     The forms of the change in control agreements are filed as Exhibits 10 and 11 hereto and are incorporated herein by reference.

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     4. Options and Stock Units

     Options granted under all of the Company's incentive plans will fully vest and be cashed out in connection with the Offer, so long as the Cash-Out Alternative is not made available to option holders. In addition, share rights to which certain of the Company's directors are entitled because of the termination of the Company's Retirement Plan in August 1997, will be cashed out in connection with the Offer. If the Cash-Out Alternative is available, Offeror may in its discretion require holders to exercise and tender options and share rights in lieu of a cash out.

     5. Special Awards upon a Change of Control

     At a meeting on July 20, 1999, the Board authorized the establishment of special awards to be paid if there is a change of control of the Company by October 31, 1999. Consummation of the Offer or the Merger would constitute a change of control for this purpose. The special awards aggregating $3.45 million are to be paid to 23 employees of the Company or its subsidiaries in recognition of their exceptional leadership capabilities as exhibited over the last several years. Among the employees to receive these special awards are two executive officers of the Company, Robert E. Fee, President and Chief Operating Officer, and Donald G. Sleeman, Senior Vice President, Chief Financial Officer and Chief Accounting Officer. Messrs. Fee and Sleeman would receive $368,590 and $184,295, respectively, under these special awards.

     6. Cash Award to Ellis T. Gravette, Jr.

     Also at the July 20, 1999 Board meeting, the Board authorized a payment of $3 million to Mr. Gravette in recognition of his 15 years of service as a director of the Company and his service as Chairman and Chief Executive Officer over the past three years in which the Company has had increasing profits, earnings per share and stock price.

     7. Waiver of Non Compete with Karl Steiner Holding AG

     On August 13, 1999, the Company and Karl Steiner Holding AG ("KS Holding"), a company owned 50% each by Peter K. Steiner and the wife of Heinrich Baumann-Steiner (Mr. Steiner and Mr. Baumann-Steiner are directors of the Company), entered into an agreement under which Turner Steiner International, LLC ("TSI"), a joint venture between the Company and KS Holding, waived the benefit of certain non-compete arrangements in order to permit the Parent and its subsidiaries and affiliates to continue to do business in certain territories outside of the United States where TSI is permitted to do business in accordance with the TSI limited liability company agreement between the Company and KS Holding. The agreement of August 13, 1999 is filed as Exhibit 12 hereto and is incorporated herein by reference.

     (ii) Certain arrangements with Parent, Offeror or their Affiliates. Capitalized terms used but not defined in this Section 3(b)(ii) shall have the definitions used in the Schedule 14D-1.

     1. The Merger Agreement

     THE FOLLOWING IS A SUMMARY OF THE MERGER AGREEMENT, A COPY OF WHICH IS FILED AS AN EXHIBIT TO THE SCHEDULE 14D-1 FILED BY PURCHASER AND PARENT WITH THE COMMISSION IN CONNECTION WITH THE OFFER. SUCH SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than within five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 of the
Schedule 14D-1. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, which changes the form of consideration paid by Purchaser for the Shares, which imposes conditions to the Offer in addition to those set

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forth in Section 14 of the Schedule 14D-1 or which makes any other change in the terms of the Offer that is materially adverse to the holders of the Shares, without the prior consent of the Company.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become an indirect wholly owned subsidiary of Parent. Upon consummation of the Merger (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and other than shares of Company Common Stock held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and shall be converted automatically into the right to receive $28.625 in cash (the "Common Stock Merger Consideration"), or any greater price that may be paid per share of Company Common Stock in the Offer, without interest, and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Preferred Stock held in the treasury of the Company and each share of Company Preferred Stock owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and other than shares of Company Preferred Stock held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and shall be converted automatically into the right to receive an amount in cash equal to the product of the Common Stock Merger Consideration multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock shall be convertible immediately prior to the Effective Time, in each case, without interest.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the initial directors of the Surviving Corporation shall be two directors designated by the Board prior to the Effective Time, three directors designated by Purchaser (who may be employees of Parent or an affiliate) and four independent directors, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended to read as follows: "The name of the corporation is The Turner Corporation". The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Transactions (the "Stockholders' Meeting"). If Purchaser acquires at least the number of shares of Company Common Stock and shares of Company Preferred Stock (determined as if shares of Company Preferred Stock have been converted into shares of Company Common Stock) that, when added to the Shares already owned by Parent, constitute two-thirds of the outstanding shares of Company Common Stock, then Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     Proxy Statement. The Merger Agreement provides that the Company shall, if required by applicable law, promptly following consummation of the Offer, file with the Commission under the Exchange Act, and use its reasonable best efforts to have cleared by the Commission as promptly as practicable, a proxy

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statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has agreed, subject to its fiduciary duties under applicable law based upon advice of outside legal counsel, to include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the Transactions and to use its best efforts to obtain such approval and adoption. Parent and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the Transactions. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding shares of Company Common Stock and at least 90% of the then outstanding shares of each series of Company Preferred Stock, Purchaser and the Company agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Delaware Law.

     Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of
Parent: (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents, (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 2,021,875 shares of Company Common Stock issuable pursuant to employee stock options outstanding on the date of the Merger Agreement and the issuance of a maximum of 2,400,000 shares of Company Common Stock upon conversion of Company Preferred Stock outstanding on the date of the Merger Agreement) or (ii) any assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent with past practice, (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends and distributions by a wholly owned Subsidiary to the Company or another wholly owned Subsidiary),
(d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice, (iii) authorize any single capital expenditure or capital expenditures which are, in the aggregate, not disclosed in the Company's capital expenditure budget previously delivered by the Company to Parent, or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters, (f) (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors or executive officers, or increase the compensation payable or to become payable or the benefits provided to its current or former non-executive officers or employees other than in the ordinary course in accordance with past practices, (ii) grant any severance or termination pay to, or enter into any

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employment, retention, stay bonus or severance agreement with any director or executive officer, or grant any severance or termination pay to, or enter into any employment, retention, stay bonus or severance agreement with any non-executive officer or employee other than in the ordinary course in accordance with past practices, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director or executive officer, or take any such action for the benefit of any non-executive officer or employee other than in the ordinary course in accordance with past practices, or (iv) amend or modify any employee benefit plan, except as required by law (g) take any action, other than as required by generally accepted accounting principles, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable), (h) make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability, (i) amend, modify or consent to the termination of any material contract, or amend, waive, modify or consent to the termination of the Company's or any Subsidiary's rights thereunder, other than in the ordinary course of business and consistent with past practice, (j) settle any material litigation, suit, claim, action, proceeding or investigation (other than any settlement which involves only the payment of damages in an immaterial amount and does not involve injunctive or other equitable relief), or (k) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

     Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Board shall consist of two directors designated by the Board prior to such purchase of Shares, three directors designated by Purchaser (who may be employees of Parent or an affiliate of Parent) and four independent directors, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees and new independent directors, if any, to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Purchaser and new independent directors, if any, to constitute the same percentage as persons designated by Purchaser and new independent directors, if any, shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of
(i) the time Purchaser acquires two-thirds of the voting power of the outstanding Shares, and (ii) the Effective Time, the Company has agreed not take any action to induce any member of the Board, as of the date hereof, who are not employees of the Company to resign from the Board.

     The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

     Access to Information. Pursuant to the Merger Agreement, until the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants, building sites and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Purchaser with such financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request and Parent and Purchaser have agreed to keep such information confidential, except in certain circumstances.

     No Solicitation of Transactions. The Company has agreed that neither it nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate, accept or knowingly encourage the submission of, any Acquisition Proposal. "Acquisition Proposal" is defined to mean (i) any
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bona fide proposal or offer from any person relating to any direct or indirect acquisition of (A) all or a substantial part of the assets of the Company or of any Subsidiary or (B) 30% or more of the then outstanding shares of Company Common Stock and Company Preferred Stock (determined as if shares of Company Preferred Stock have been converted into shares of Company Common Stock), (ii) any tender offer or exchange offer as defined pursuant to the Exchange Act that, if consummated, would result in any person beneficially owning 30% or more of the then outstanding shares of Company Common Stock and Company Preferred Stock (determined as if shares of Company Preferred Stock have been converted into shares of Company Common Stock), (iii) any merger, consolidation, business combination, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company and any Subsidiary, other than the Transactions, or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Transaction, or (b) except to the extent required by fiduciary obligations under applicable law based upon advice of outside legal counsel, participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal). Except to the extent required by fiduciary obligations under applicable law based upon advice of outside legal counsel, the Merger Agreement requires the Company immediately to cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any of the foregoing. The Company has also agreed to promptly advise Parent orally and in writing of any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and to also advise Purchaser of the identity of the person making such Acquisition Proposal or request. The Company has also agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party.

     Employee and Director Stock Options. The Merger Agreement provides that, immediately prior to the Effective Time, the Company shall terminate the Company Stock Plans and that the Company shall amend the provisions of any other company plans, or related trust or funding vehicle, providing for the issuance, holding, transfer or grant of any Shares, or any interest in respect of any Shares, to provide no continuing rights to acquire, hold, transfer, or grant any Shares or any interest in any Shares. Parent and the Company agree to take all action necessary to provide that each option (an "Option") to purchase shares of Company Common Stock that is an "incentive stock option" becomes fully vested and exercisable as soon as practicable following the date of the Merger Agreement (whether or not previously vested or exercisable). Parent and the Company have also agreed to take all action necessary to provide that each Option and each stock unit or other right to receive Shares (a "Unit") pursuant to the Company Stock Plans or any stock option or stock unit agreement or other arrangement to which the Company is a party which is outstanding immediately prior to the acceptance of the Shares by the Purchaser pursuant to the Offer, shall become fully exercisable and vested, whether or not previously exercisable or vested, immediately prior to such acceptance and to provide that, with respect to each such Option and Unit, the holder thereof becomes entitled to either, at the election of Purchaser, (i) to receive from the Company, at the time payment is made for the Shares tendered pursuant to the Offer, an amount in cash equal to the Cash-Out Value (as defined below), or (ii) exercise any Option or Unit prior to the time payment is made for the Shares tendered pursuant to the Offer, provided, however, that any Option or Unit that is not cashed out or exercised will terminate as of the Effective Time, and provided further that Purchaser may elect clause (ii) above only if it provides a mechanism therefor which the Company in its good faith judgment deems to not prejudice the holders of Options with respect to economics or the risk of holding shares. The Merger Agreement defines the "Cash-Out Value" to be: (i) with respect to each such Option, an amount of cash in cancellation of such Option equal to the difference between the Common Stock Merger Consideration and the per share exercise price of such Option, multiplied by the number of shares of Company Common Stock to which such Option remains unexercised, and (ii) with respect to each such Unit, an amount of cash in cancellation of such Unit equal to the Common Stock Merger Consideration (less, in the case of both Options and Units, any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended or any provision of state or local law). The Company and Parent have agreed to cooperate, and take all reasonable steps to share in advance information, to effect the transactions contemplated by the foregoing.

     Employee Benefit Matters. The Merger Agreement also provides that, following the Effective Time, Parent will cause the Company to honor all exiting company plans which have been disclosed to Parent. Parent also agrees, through at least December 31, 2000, to cause the Company to continue in effect the annual incentive program of the Company, subject to such adjustments to the targets under such program as shall be necessary or advisable to take into account the Transactions and the business of the Company following the Effective Time. The Merger Agreement provides that, following the Effective Time, Parent shall cause the Company to establish a phantom option plan and a phantom restricted stock plan for senior officers of the Company that will replace the Company's existing option and restricted stock plans. Such phantom option plan shall be similar in nature and scope to the Company's existing option plan.

     Parent agrees to cause the Company to continue to maintain through December 31, 2000 compensation and benefits (including severance but excluding stock based plans except as otherwise contemplated by the foregoing) for all continuing directors, officers and employees of the Company and the Subsidiaries which are, in the aggregate, at least substantially equivalent to the compensation and benefits (including severance but excluding stock based plans except as otherwise contemplated by the foregoing) that these persons had immediately prior to the Effective Time. For purposes of determining eligibility and vesting under any Purchaser benefit plans, employees of the Company and the Subsidiaries will be credited with their years of service with the Company or the Subsidiaries. To the extent that any Purchaser benefit plan in which a Company employee participates after the Effective Time provides medical, dental, vision or other welfare benefits, Purchaser has agreed to cause all pre-existing condition exclusions and actively at work requirements of such plan to be waived for such employee and his or her covered dependents except to the extent such employee and his or her covered dependents were subject to such requirements under the applicable Company Plans, and Purchaser has agreed to cause any eligible expenses incurred by such employee on or before the Effective Time to be taken into account under such plan for purposes of satisfying all deductible, co-insurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year.

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement further provides that the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article VIII of the by-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

     Parent has agreed to indemnify, and to cause the Surviving Corporation to indemnify, all officers, directors, employees or agents of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement occurring prior to and including, the Effective Time, Parent, from and after the Effective Time, will pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

     In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), the Merger Agreement provides that (i) Parent or the Surviving Corporation shall have the right, from and after the Effective Time, to assume the defense thereof (with counsel engaged by Parent or the Surviving Corporation to be reasonably acceptable to the relevant Indemnified Party) and Parent shall not be liable to such Indemnified Parties for any legal expense of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; (ii) such Indemnified Party will cooperate in the defense of any such matter; and (iii) Parent or the Surviving Corporation shall not be liable to any settlement effected without its prior written consent; and provided further that Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     The Merger Agreement provides that the Surviving Corporation shall use its best efforts to maintain in effect for six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 225% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be $269,400 in the aggregate).

     Parent, Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnity obligations.

     Further Action; Reasonable Best Efforts. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act with respect to the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and the transactions contemplated by the Stockholders Agreement (collectively, the "Transactions") and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger.

     In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, labor matters, real property and leases, intellectual property, Year 2000 compliance, environmental matters and taxes.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law and the Company's Certificate of Incorporation, (b) no United States federal, state, county or local or any foreign government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (hereinafter, a "Governmental Authority") shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting in any material manner, preventing or prohibiting consummation of the Transactions; and (c) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the
Company: (a) by mutual written consent duly authorized by the Boards of Directors of Purchaser and the Company and the Management Board of Parent, (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before March 31, 2000; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any Governmental Authority in the United States or the European Union shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, which injunction, order, decree or ruling has become final and nonappealable, (c) by Parent if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Section 14 of the Schedule 14D-1, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of Parent or Purchaser to perform, in any material respect, any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction, or shall have recommended or approved any Acquisition Proposal, or shall have resolved to do any of the foregoing, or (d) by the Company, upon approval of the Board, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Section 14 of the Schedule 14D-1, Purchaser shall have
(A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, (A) any representation or warranty of Parent or Purchaser in the Merger Agreement shall not be true and correct except to the extent that the failure of such representation or warranty to be true and correct could not reasonably be expected to prevent or materially delay consummation of the Offer or the Merger or otherwise prevent or materially delay Parent or Purchaser from performing its obligations under this Agreement, or (B) Parent or Purchaser shall have failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement, except to the extent such non-performance or non-compliance could not reasonably be expected to prevent or materially delay consummation of the Offer or the Merger or otherwise materially reduce Purchaser's or Parent's obligations under the Agreement, (iii) the Offer has not been timely commenced (except as a result of actions or omissions by the Company), or (iv) prior to the purchase of Shares pursuant to the Offer, the Board determines in good faith that it is required to do so by its fiduciary duties under applicable law, based upon advice of outside legal counsel in order to enter into a definitive agreement with respect to a Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any Acquisition Proposal on terms which the Board determines, in its good faith judgment (after consultation with a financial advisor of internationally recognized reputation), to be more favorable to the Company's stockholders than the Offer and the Merger and as to which, to the extent financing is required, there shall have been obtained from a responsible financing source or sources one or more commitment letters containing customary terms and conditions.

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

     The Merger Agreement provides that in the event that (a) any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, shall have become the beneficial owner of 30% or more of the then outstanding Shares of Company Common Stock and Company Preferred Stock (determined as if shares of Company Preferred Stock have been converted into shares of Company Common Stock and the Merger Agreement shall have been terminated pursuant to the provisions described in the second preceding paragraph above; or in the event that (b) the Merger Agreement is terminated (x) pursuant to section (c)(ii) or (d)( iv) of the second preceding paragraph above or (y) pursuant to section (c)(i) or (d)(i) of the second preceding paragraph above, to the extent that the failure to commence, the termination or the failure to accept any Shares for payment, as set forth in section (c)(i) or (d)(i) of the second preceding paragraph above, as the case may be, shall relate to the failure of the Company to perform, in any material respect, any of its material covenants or agreements contained in the Merger Agreement or the material breach by the Company of any of its material representations or warranties contained in the Merger Agreement, then, in any such event, the Company shall pay Parent a fee of $10 million, which amount shall be payable in immediately available funds. The Merger Agreement also provides that in the event that any person shall have commenced, publicly proposed or communicated to the Company an Acquisition Proposal that is publicly disclosed and (x) the Offer shall have remained open for at least 20 business days, (y) the Minimum Condition shall not have been satisfied and (z) the Merger Agreement shall have been terminated pursuant to section (c) or (d)of the second preceding paragraph above, then, in any such event, the Company shall pay
Parent: (i) a fee of $5 million within one business day following termination of the Merger Agreement and (ii) if the Company enters into an agreement in respect of an Acquisition Proposal within 12 months of the termination of the Merger Agreement, an additional fee of $7 million payable within one business day following consummation of an Acquisition Proposal.

     The Merger Agreement also provides that all costs and expenses incurred in connection with the Merger Agreement, the Stockholders Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

     The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

     2. The Stockholders Agreement

     THE FOLLOWING IS A SUMMARY DESCRIPTION OF THE STOCKHOLDERS AGREEMENT, A COPY OF WHICH IS FILED AS AN EXHIBIT TO THE SCHEDULE 14D-1. SUCH SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE STOCKHOLDERS AGREEMENT.

     Parent and Purchaser have also entered into the Stockholders Agreement with the Principal Stockholders pursuant to which the Principal Stockholders have agreed (i) to tender their Shares into the Offer, (ii) to vote their Shares in favor of the Merger, if applicable, in each case subject to the conditions set forth in the Stockholders Agreement, and (iii) to grant to Purchaser an option to purchase their shares of Company Common Stock at the Per Share Amount and their shares of Company Preferred Stock at an amount in cash equal to the product of the Per Share Amount multiplied by the number of shares of Company Common Stock issuable upon the conversion of such shares of Company Preferred Stock, in each case subject to the conditions set forth in the Stockholders Agreement.

     Tender of Shares. Each Principal Stockholder has agreed to tender, pursuant to and in accordance with the terms of the Offer, and not withdraw, all such Principal Stockholder's Shares, provided, however, that any Principal Stockholder who would incur liability under Section 16(b) of the Exchange Act as a result thereof is not required to tender such Shares to the extent necessary to avoid such liability.

     Voting Agreement. Each Principal Stockholder has also agreed that, from and after the date of the Merger Agreement and until the close of business on the 180th day following termination of the Merger

Agreement, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, such Principal Stockholder will vote (or will cause to be voted) such Stockholder's Shares (a) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Stockholders Agreement and otherwise in such manner as may be necessary to consummate the Merger, (b) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger Agreement (whether or not theretofore terminated) or of the Principal Stockholder contained in the Stockholders Agreement, and (c) against any action, proposal, agreement or transaction (other than the Merger Agreement or the Transactions) that could result in any of the conditions to the Company's obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the Merger Agreement (whether or not theretofore terminated), the Offer, the Merger or the Stockholders Agreement, including, but not limited to, any Superior Proposal.

     Irrevocable Proxy. The Stockholders Agreement also provides that, if any Principal Stockholder fails to comply with the foregoing voting agreement (as determined by Parent in its sole discretion), such Principal Stockholder agrees to the irrevocable appointment of Parent, and each of its officers, as such Principal Stockholder's attorney and proxy pursuant to the provisions of Section 212(c) of Delaware Law, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to such Principal Stockholder's Shares at any meeting of stockholders of the Company, or consent in lieu of any such meeting, or otherwise, on the matters and in the manner specified in the foregoing paragraph.

     Grant of Option. The Stockholders Agreement provides that each Principal Stockholder grants to Purchaser an irrevocable option (each, an "Option" and, collectively, the "Options") to purchase all, and not less than all, of such Principal Stockholder's shares of Company Common Stock and/or such Principal Stockholder's shares of Company Preferred Stock at the applicable Purchase Price, net to such Principal Stockholder in cash. The Stockholders Agreement provides further that each Option shall expire if not exercised prior to the close of business on the 180th day following termination of the Merger Agreement. Purchaser may exercise any or all of the Options as to any Principal Stockholder, at any time and from time to time, following termination of the Merger Agreement, under circumstances in which any fee (or any portion thereof) shall be payable and prior to the expiration of such Options.

     Option Closing. Under the Stockholders Agreement, if Purchaser wishes to exercise an Option, Purchaser shall send a written notice to the applicable Principal Stockholder of its intention to exercise the Option, specifying the place, and, if then known, the time and the date of the closing (the "Option Closing") of the purchase. At the Option Closing, (i) each Principal Stockholder whose Shares are being purchased shall deliver to Purchaser (or its designee) all of such Principal Stockholder's Shares by delivery of a certificate or certificates evidencing such Shares, in the denominations designated by Purchaser, duly endorsed to Purchaser or accompanied by stock powers duly executed in favor of Purchaser, with all necessary stock transfer stamps affixed, and (ii) Purchaser shall pay to each such Principal Stockholder the aggregate Purchase Price for such Principal Stockholder's Shares.

     Conditions to Option Closing. The Option Closing is subject to the conditions that (i) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any foreign or domestic statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order ("Law") (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Purchaser pursuant to the exercise of the Options illegal, or otherwise restricting, preventing or prohibiting consummation of the purchase and sale of the Shares pursuant to the exercise of the Options, and (ii) any waiting period applicable to the consummation of the purchase and sale of the Shares pursuant to the exercise of the Options under the HSR Act shall have expired or been terminated.

     Recapture. The Stockholders Agreement also provides that, in the event Purchaser sells any Shares acquired pursuant to the exercise of an Option within the two-year period following the applicable Option Closing at a price in excess of the Purchase Price for such Shares, Purchaser shall promptly pay to the applicable Principal Stockholder an amount equal to such excess (less any taxes incurred by Purchaser in connection therewith).

     No Solicitation of Transactions. Each Principal Stockholder has agreed that between the date of the Stockholders Agreement and the date of termination of the Merger Agreement, such Principal Stockholder will not, directly or indirectly, through any officer, agent or otherwise, (a) solicit, initiate, accept or knowingly encourage the submission of any Acquisition Proposal, or (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way, or assist or participate in, facilitate or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Each Principal Stockholder has agreed to, and has agreed to direct or cause its directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal. Each Principal Stockholder has agreed to promptly advise Parent orally and in writing of any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and the identity of the person making such Acquisition Proposal or request.

     Termination. The Stockholders Agreement provides that the Principal Stockholders' obligation thereunder to tender, and not withdraw, their Shares pursuant to the Offer shall terminate on the expiration date of the Offer. The Options (including any Option as to which an exercise notice has been delivered but for which the Option Closing has not occurred) shall expire if not exercised prior to the close of business on the 180th day following termination of the Merger Agreement. The remaining provisions of the Stockholders Agreement terminate upon the earliest of (a) the effective time of the Merger and (b) the close of business on the 180th day following the termination of the Merger Agreement.

     The Stockholders Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     3. Confidentiality Agreement

     THE FOLLOWING IS A SUMMARY OF THE CONFIDENTIALITY AGREEMENT, DATED APRIL 1, 1999, BETWEEN THE COMPANY AND PARENT (THE "CONFIDENTIALITY AGREEMENT"), A COPY OF WHICH HAS BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO SCHEDULE 14D-1. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CONFIDENTIALITY AGREEMENT.

     Pursuant to the Confidentiality Agreement, Parent has agreed, among other things, (i) not to use any of the Evaluation Material for any reason other than to evaluate a possible transaction between Parent and the Company, (ii) that the Evaluation Material will be kept strictly confidential by Parent and its representatives and, except with the specific prior written consent of the Company or as expressly otherwise permitted by the terms of the Confidentiality Agreement, will not be disclosed by Parent or by its representatives. The Confidentiality Agreement provides that Parent may disclose the Evaluation Material to those representatives of Parent that require such material for the purpose of evaluating a possible transaction. For purposes of the Confidentiality Agreement, "Evaluation Material" is defined to mean non-public information regarding the Company and any other non-public, confidential or proprietary information concerning the Company that the Company and its advisors furnish to Parent; provided, however, that Evaluation Material does not include information which (i) becomes generally available to the public other than as a result of disclosures by Parent or its representatives, (ii) was already in Parent's possession or was independently developed by Parent without violation of the Confidentiality Agreement prior to its disclosure to Parent by the Company, its representatives or its agents, or (iii) becomes available to Parent on a non-confidential basis from a source other than the Company, its representatives or its agents, provided that such source is not, to Parent's knowledge after reasonable investigation, bound by a confidentiality agreement with the Company, its representatives or its agents or otherwise prohibited from transmitting the information to Parent or Parent's representatives by a contractual, legal or fiduciary obligation.

     Pursuant to the Confidentiality Agreement, Parent has also agreed that for a period of two years from the date of the Confidentiality Agreement, unless Parent shall have been specifically invited in writing by the Company, neither Parent nor any of its affiliates will in any manner, directly or indirectly, (a) effect or seek, offer or propose to effect, or cause or participate in or in any way assist any person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in, (i) any acquisition of any securities or assets of the Company or any of its subsidiaries, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) or consents to vote any voting securities of the Company, (b) form, join or in any way participate in a "group" (as defined under the Exchange Act) with respect to any voting securities of the Company, (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, and
(d) take any action which might force the Company to make a public announcement or arrangements with any third party with respect to any of the foregoing.

     The Confidentiality Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) At a meeting held on August 13, 1999, the Board unanimously approved and adopted the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto.

     As part of its ongoing analysis of its business strategy and operations, Parent continually analyzes new markets into which it might expand. By the end of 1998, Parent had concluded that it would be strategically important to be present in a significant way in the United States market, because of both the potential opportunities within the U.S. market and the cross-selling opportunities between Parent's existing construction business in Europe and multinational customers located in the United States.

     Parent analyzed whether it would be optimal to build its own business in the U.S. market or to acquire a significant construction company in the U.S. Parent identified the Company, as its leading candidate for a business combination due to its strong market presence, its reputation for high quality, its strong management team and its prospects for further growth.

     On March 10, 1999, Hans-Peter Keitel, President and Chief Executive Officer of Parent and Harald Peipers, a former Member of the Executive Board of Parent, met in New York City with Ellis T. Gravette, Jr., Chairman and Chief Executive Officer of the Company, and Robert E. Fee, President and Chief Operating Officer of the Company, and discussed, in general terms, the Company's business and prospects and the possibility of an investment by Parent in the Company or other strategic alliances between Parent and the Company. These discussions were principally in the context of a proposal made by Parent to acquire all or some of the Shares of the Company then the subject of a Registration Statement on Form S-3 filed with the Commission on March 4, 1999 in connection with a contemplated public offering of Shares then held by Karl Steiner Holding AG (the predecessor to EBSPSW Holding AG) and the Company's pension plan.

     On March 17 and 18, 1999, Hans-Wolfgang Koch, Member of the Executive Board of Parent, and Bernhard Burklin, then Head of Corporate Development of Parent and currently Vice President of Hochtief International, met in New York City with Mr. Fee, President and Chief Operating Officer of the Company, and Donald
G. Sleeman, Senior Vice President and Chief Financial Officer of the Company, to discuss further, in general terms, the business of the Company and a possible Parent investment in, or other strategic transaction with, the Company.

     On March 25, 1999, Mr. Koch, Mr. Burklin and Hanno Bastlein, Comptroller of Parent, had further discussions in New York with Messrs. Gravette, Fee and Sleeman.

     On March 31, 1999, Mr. Koch, Mr. Burklin and Busso Peus, Member of the Executive Board of Parent, continued discussions with Messrs. Gravette, Fee and Sleeman regarding a transaction between the parties and the Company's business, including the possible acquisition of 100% of the Company.

     On April 1, 1999, the Company and Parent entered into a confidentiality agreement.

     On April 5, 1999, Mr. Gravette had a conversation with Mr. Burklin and on April 9, 1999, Mr. Gravette met with Messrs. Koch and Burklin.

     On April 7, 1999, at a telephonic meeting of the Board, the Board was advised as to the previous discussions with Parent.

     On April 14, 1999, the Company entered into an engagement letter with PaineWebber Incorporated ("PaineWebber") to represent the Company as its exclusive financial advisor in connection with the potential sale of the Company.

     From April 15 through April 17, 1999, Parent engaged in a limited due diligence evaluation of the business and affairs of the Company. At the conclusion of preliminary due diligence, Parent undertook to make a written proposal for an acquisition of the Company.

     From April 25 through April 27, 1999, representatives of the Company met in Essen, Germany with representatives of Parent to gain a better understanding of Parent's business.

     On April 28, 1999, Mr. Keitel transmitted to Mr. Gravette a written proposal to acquire the Company for total consideration of $270 million or approximately $21.65 per share of Company Common Stock based upon the number of shares of Company Common Stock outstanding on a fully diluted and as converted basis. Mr. Keitel's letter indicated that further due diligence would be required and attached a term sheet setting forth the principal terms of Parent's offer, including Parent's requirement that the Company's significant stockholders agree to tender their Shares pursuant to the Offer and that the Company agree to pay a termination fee of $10 million in the event the Merger Agreement is terminated under certain circumstances.

     On April 30, 1999, during a telephonic meeting of the Board, the Board was updated as to the discussions with Parent.

     During the week of May 3, 1999, several conversations took place between Mr. Keitel and Mr. Gravette regarding Parent's offer and the possible benefits to be achieved by a combination. Messrs. Keitel and Gravette agreed to continue their discussions in New York City on May 24 and 25. On May 7, 1999, during a Board meeting in New York City, the Board was further updated as to the discussions with Parent.

     On May 12, 1999, Mr. Keitel sent a letter to Mr. Gravette in which he confirmed their conversations of the previous week (including the meetings scheduled for May 24 and 25) and increased Parent's offer by $15 million to an aggregate purchase price of $285 million, or approximately $23 per share of Company Common Stock based upon the number of shares of Company Common Stock outstanding on a fully diluted and as converted basis.

     On May 24 and 25, 1999, several meetings took place in New York City between representatives of the two companies regarding the benefits of a possible combination. On May 25, Parent's representatives, in a meeting with the Company's representatives, orally increased its offer to acquire the Company for total consideration of $310 million, or approximately $25 per share of Company Common Stock based on the number of shares of Company Common Stock outstanding on a fully diluted and as converted basis, on the terms and conditions set forth in Mr. Keitel's previous letters of April 28 and May 12.

     On June 9, 1999, at a Board meeting in Seattle, Washington, the Board held a further discussion concerning a possible business combination with Parent.

     On June 15, 1999, Mr. Keitel sent a letter to Mr. Gravette in which he requested that Mr. Gravette inform him of the results of the Board's deliberations on Parent's offer and in which he confirmed in writing the increase in the offer price made orally on May 25, 1999. Later that day, Mr. Gravette responded with a letter informing Mr. Keitel that the Board determined that the offer was inadequate for further consideration. Mr. Gravette also informed Mr. Keitel that Thomas Leppert had been elected by the Board to succeed Mr. Gravette as Chairman of the Board of the Company effective October 1, 1999.

     On June 18, 1999, Mr. Keitel and Mr. Gravette spoke by telephone. Mr. Keitel requested that the Company inform Parent of the price at which it would be willing to enter into a transaction with Parent.

Mr. Gravette said that this was an issue for the Board to determine and that he would undertake to provide a proposal to Parent in July.

     On July 12, 1999, Mr. Keitel delivered a letter to Messrs. Gravette and Leppert in which Parent, having refined its valuation analysis, particularly its evaluation of the revenue opportunities available to the combined company, and taking into account the Company's expected 1999 after-tax income, increased its offer to $347 million in the aggregate, or approximately $28 per share of Company Common Stock based on the number of shares of Company Common Stock outstanding on a fully diluted and as converted basis. The letter indicated that it was Parent's intention to keep the Company's management team intact for the foreseeable future. Parent further stated in the letter that its offer would expire if not accepted by the Board by July 30. Parent attached to the letter a revised term sheet setting forth the principal terms of Parent's offer.

     On July 16, 1999, Peter Steiner and Heinrich Baumann-Steiner, each members of the Board, and their affiliates, EBSPSW Holding AG, PSW Holding AG, EBS Holding AG and Esther Baumann-Steiner (collectively, the "Steiner Affiliates"), filed an amendment to the Statement on Schedule 13D with respect to the Shares previously filed by them and others. In the amended Schedule 13D, the Steiner Affiliates disclosed that they had learned that an offer had been made to purchase all the Shares of the Company at a substantial premium in excess of the highest market price at which the shares of Company Common Stock had ever traded in the public markets. The Steiner Affiliates also stated that they intended to urge the Board to accept the offer and believed that the offer was fair to all stockholders of the Company from a financial point of view.

     On July 20, 1999, the Board met to address Parent's offer. At that meeting, the Board appointed a committee of independent directors (the "Special Committee"), to consider Parent's offer and other strategic alternatives. The Special Committee consisted of all of the directors of the Company except Messrs. Gravette, Leppert, Steiner, Baumann-Steiner and Fieger. At the meeting, the Board also discussed the status of Parent's proposal. A representative of the legal advisors, Fried, Frank, Harris, Shriver & Jacobson ("Fried Frank"), participated in the meeting.

     On July 22, 1999, Messrs. Leppert, Fee and Sleeman of the Company and Messrs. Koch and Burklin of Parent met in Frankfurt, Germany. At that meeting, the participants discussed various issues relating to the transaction, including matters relating to the governance of the Company following the Merger. The Company's representatives also informed Parent's representatives of recent changes to certain compensation and benefits arrangements for employees and officers of the Company. The Company's representatives further informed Parent that Parent's offer of $28 per share of Company Common Stock was not acceptable.

     From July 23 through July 25, 1999, Messrs. Koch and Leppert had several conversations regarding price, in which Parent increased its offer to $370 million in the aggregate.

     On July 28, 1999, the Special Committee held a telephonic meeting to discuss the proposal by Parent. Representatives of Fried Frank participated in these discussions. The Special Committee determined to accept Parent's offer, subject to agreement on various matters and full Board approval.

     On July 30, 1999, Mr. Gravette informed Mr. Keitel in writing of the Special Committee's action.

     Following several follow-up conversations clarifying certain aspects of Parent's offer, Parent indicated its willingness to move forward with its confirmatory due diligence investigation of the Company and to begin the negotiation of definitive agreements.

     On August 2, 1999, during a telephonic meeting of the Board, the Board was updated as to the status of the discussions with Parent. Representatives of Fried Frank and PaineWebber participated in the meeting.

     From August 3 through August 5, 1999, representatives of Parent and its financial and legal advisors conducted a due diligence investigation of the business and affairs of the Company. Also on August 3, Parent's legal advisors furnished to the Company's legal advisors a draft of the Merger Agreement and the Stockholders Agreement. In addition, on August 3, representatives of Parent and representatives of the Company met to arrive at a price per Share given an aggregate offer price of $370 million and determined a price per share of Company Common Stock to be $28.625, based on the then number of outstanding shares of

Company Common Stock on a fully diluted and as converted basis and the average exercise price per share of Company Common Stock issued upon the exercise of outstanding stock options.

     Several conversations took place during the period from August 5 through August 12, 1999 between the legal advisors to the parties regarding the principal issues on the Merger Agreement and the Stockholders Agreement.

     On August 12, 1999, senior executives of Parent and the Company met at the Company's headquarters to address the principal open issues between the parties.

     On Friday, August 13, 1999, Parent received the requisite approval of the Supervisory Board of RWE. Also on August 13, the Board met in person in New York. After consideration of the presentations of legal counsel concerning the Board's duties and the terms of the Offer, the Merger Agreement and the Stockholders Agreement and of PaineWebber concerning its fairness opinion, the Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, subject to final negotiation of the terms of the Merger Agreement. The Principal Stockholders indicated that, subject to the execution of the Merger Agreement, they were prepared to enter into the Stockholders Agreement.

     During the weekend of August 14 and 15, 1999, representatives of Parent and Purchaser and their legal advisors worked out all remaining open issues.

     On August 16, 1999, Parent, Purchaser and the Company entered into the Merger Agreement and Parent and the Principal Stockholders entered into the Stockholders Agreement. Immediately thereafter, Parent and the Company made a public announcement to this effect.

     (b) As set forth above, prior to approving the Offer and the Merger and authorizing the Company to enter into the Merger Agreement, the Board received presentations from representatives of PaineWebber regarding the financial aspects of the proposed Offer and the Merger, and from representatives of Fried Frank regarding the legal aspects of the proposed Offer and the Merger. In reaching its conclusion that the Offer and the Merger is in the best interests of the Company and its stockholders, the Board principally considered, among other things, the following:

          (i) the terms and conditions of the Offer and the Merger Agreement;

          (ii) the trading history of the shares of Common Stock during the past several years and a comparison of the trading history with those of other comparable companies;

          (iii) the purchase price of $28.625 per share of Common Stock in cash represents a premium over recent and historical market prices for the shares of Common Stock (on July 15, 1999, the last trading day before the Company announced that it has received a proposal to acquire all of the outstanding Common Stock, the closing price for the Common Stock as quoted on the NYSE was $17.50 per share);

          (iv) the opinion of PaineWebber to the Board to the effect that, as of August 13, 1999, the proposed cash consideration to be received by the stockholders of the Company pursuant to the Offer and Merger is fair to such stockholders from a financial point of view. A copy of the PaineWebber written opinion that was delivered to the Board is set forth as Exhibit 14 to this Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE PAINEWEBBER OPINION IN ITS ENTIRETY;

          (v) the fact that the Offer is not contingent on Parent obtaining financing and contains no other terms or conditions that, in the view of the Board, could reasonably be expected to impair materially the consummation of the Offer or the Merger;

          (vi) other potential third party acquirors had the opportunity to contact the Company or its advisors after the Company's public announcement on July 16, 1999 that the Company had received a proposal to acquire all of the outstanding Shares;

          (vii) the terms and conditions of the Merger Agreement, including the right of the Board to terminate the Merger Agreement if its fiduciary duties require that action in the event a superior proposal from a third party is made (subject to payment of a $10 million termination fee to the Parent) and adopt the more favorable transaction;

          (viii) the fact that EBSPSW Holding AG (the Company's largest stockholder) and certain directors and executive officers of the Company (who together beneficially hold in the aggregate approximately 23.8% of the outstanding shares of Common Stock, assuming conversion of the Preferred Stock) were willing to enter into the Stockholders Agreement pursuant to which such stockholders agreed to tender into the Offer all of the Shares beneficially owned by them or to vote in favor of the Merger;

          (ix) the financial condition, results of operations, business and prospects of the Company; and

          (x) the fact that the Parent presently intends to operate the Company as an autonomous division of the Parent, will maintain the Company's current annual incentive program until at least December 31, 2000, and will establish a phantom stock plan for the Company's senior executive officers.

     Because of the variety of factors considered, the Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination. The determination was made after consideration of all of the factors together. In addition, individual members of the Board may have given different weights to different factors.

     The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the prices at which the shares of Common Stock were traded prior to the public announcement of the Merger and Offer, consummation of the Offer and the Merger will eliminate the Company's stockholders' ability to participate in the future growth and possible profits of the Company.

     The Board anticipates that if the Shares are not purchased in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business in accordance with the Company's current business plan.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained PaineWebber pursuant to a letter agreement dated April 14, 1999 (the "PaineWebber Engagement Letter") to act as its exclusive financial advisor in connection with any proposed sale transaction involving, among other things, the acquisition by a third party of more than 50.0% of the capital stock or assets of the Company. Pursuant to the PaineWebber Engagement Letter, the Company has agreed to pay PaineWebber a fee of $250,000 upon delivery of the opinion set forth as Exhibit 14 to this Schedule 14D-9. In addition, the Company agreed to pay PaineWebber an additional fee if (a) during the term of the agreement, the Company enters into a definitive agreement with a purchaser, (b) within one year after the termination of the agreement, the Company enters into a definitive agreement which subsequently results in a sale transaction, or (c) within one year after the termination of the agreement, a sale transaction is consummated with a purchaser in which PaineWebber advised the Company or had discussions with the Company regarding a sale transaction. This fee is payable in cash upon the closing of the sale transaction. The amount of the fee is based upon an increasing percentage of the product of the number of outstanding shares of Common Stock on a fully diluted basis and the purchase price per share of Common Stock in excess of $14.125 (which percentage ranges from 0.7% for a purchase price per share of Common Stock between $14.125 and $25.00 to 1% for a purchase price per share of Common Stock above $27.00). In the case of the Offer and the Merger, the transaction fee will be approximately $2.2 million (including the $250,000 fee for the delivery of the fairness opinion). The Company has also agreed to reimburse PaineWebber for all of its out-of-pocket expenses incurred in connection with this engagement, including the fees, disbursements, and other charges of legal counsel. The Company also agreed to indemnify PaineWebber against certain liabilities relating to or arising out of PaineWebber's engagement as financial advisor, including liabilities under the federal securities laws.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below or pursuant to the Stockholders Agreement (see Item 3 hereof), during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares.

     - On June 29, 1999, Walter G. Ehlers, a director of the Company, exercised an option for 1,500 shares of Common Stock at an exercise price of $17.2917 per share and an option for 5,250 shares of Common Stock at an exercise price of $15.50 per share.

     - On August 4, 1999, Sara J. Gozo, Vice President, Secretary and Counsel of the Company, exercised an option for 3,700 shares of Common Stock at an exercise price of $5.25 per share and an option for 1,800 shares of Common Stock at an exercise price of $5.7917 per share.

     - On August 3, 1999, Mr. Gravette made a gift of 15,000 shares of Common Stock to his grandchildren.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries presently intend to tender to the Offeror all Shares held of record or beneficially owned by such persons (other than shares of Common Stock issuable upon exercise of stock options and Shares, if any, which, if tendered, could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934). Reference is also made to the Stockholders Agreement described in Item 3 herein.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.                                DOCUMENT
-----------                            --------
Exhibit 1    Agreement and Plan of Merger, dated as of August 16, 1999, among The Turner Corporation, and HOCHTIEF AG.(1)
Exhibit 2    Pages 1-14 of the Proxy Statement, dated May 7, 1999, of The
             Turner Corporation.(6)
Exhibit 3    Form of Stockholders Agreement, dated as of August 16, 1999, among certain directors and executive officers of The Turner
             Corporation, EBSPSW Holding AG, HOCHTIEF AG and Beta
             Acquisition Corp.(2)
Exhibit 4    Confidentiality Agreement, dated April 1, 1999, between The
             Turner Corporation and HOCHTIEF AG.(3)
Exhibit 5    Employment Agreement, dated as of June 9, 1999, between The
             Turner Corporation and Thomas C. Leppert.(6)
Exhibit 6    Employment Agreement, dated as of June 9, 1999, as
             supplemented, between The Turner Corporation and Thomas C.
             Leppert.(6)
Exhibit 7    Restricted Stock Unit Agreement, dated as of June 9, 1999, between The Turner Corporation and Thomas C. Leppert.(6)
Exhibit 8    Non-Qualified Stock Option Agreement for 50,000 Shares,
             dated June 9, 1999, between The Turner Corporation and
             Thomas C. Leppert.(6)
Exhibit 9    Non-Qualified Stock Option Agreement for 100,000 Shares,
             dated June 9, 1999, between The Turner Corporation and
             Thomas C. Leppert.(6)
Exhibit 10   Form of Change of Control Agreement, dated November 25,
             1997, between The Turner Corporation and certain senior
             executives.(4)
Exhibit 11   Form of Change of Control Agreement, dated November 25,
             1997, between The Turner Corporation and other
             executives.(5)
Exhibit 12   Letter Agreement, dated August 13, 1999, between The Turner
             Corporation and Karl Steiner Holding AG.(6)
Exhibit 13   Press release, dated August 16, 1999.(6)
Exhibit 14*  Opinion, dated August 13, 1999, of PaineWebber
             Incorporated.(6)
Exhibit 15*  Letter to Stockholders from E. T. Gravette, Jr., dated
             August 20, 1999.(6)

---------------
* Included in copies of Schedule 14D-9 mailed to stockholders.

(1) Incorporated herein by reference to Exhibit (c)(1) of the Schedule 14D-1 of the Parent and the Offeror.

(2) Incorporated herein by reference to Exhibit (c)(2) of the Schedule 14D-1 of the Parent and the Offeror.

(3) Incorporated herein by reference to Exhibit (c)(3) of the Schedule 14D-1 of the Parent and the Offeror.

(4) Incorporated herein by reference from Exhibit 10(g) to the Company's Form 10-K for the year ended December 31, 1998 (File No. 1-8719).

(5) Incorporated herein by reference from Exhibit 10(h) to the Company's Form 10-K for the year ended December 31, 1998 (File No. 1-8719).

(6) As previously filed with Schedule 14D-9, dated August 20, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          THE TURNER CORPORATION

                                          By /s/    DONALD G. SLEEMAN

                                            ------------------------------------
                                            Donald G. Sleeman
                                            Senior Vice President,
                                            Chief Financial Officer and
                                            Chief Accounting Officer

Dated: August 20, 1999